ASX/MEDIA RELEASE	5 January 2006

Several new pharma drug delivery
evaluation agreements for US subsidiary

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that its wholly owned subsidiary pSivida Inc. (formerly Control Delivery Systems, Inc.) has recently entered into a number of new evaluation agreements with various companies including large global pharmaceutical companies, to evaluate pSivida’s proprietary platform technology for their developmental compounds.

The terms of the new evaluation agreements vary, but are typically 12 months in duration with the costs being borne by the counterparty. With these new agreements, pSivida Limited now has evaluation agreements with three of the five largest pharmaceutical companies in the world.

In December 2005, pSivida completed the acquisition of Control Delivery Systems, a private US drug delivery company located in the Boston, Massachusetts area. Control Delivery Systems in collaboration with Alimera Sciences initiated a Phase III clinical trial in October 2005 to study diabetic macular edema (DME) patients treated using its Medidur™ platform technology to deliver fluocinolone acetonide. DME is the leading cause of vision loss for Americans under the age of 65 with approximately 500,000 treatable cases in the US alone. Medidur™ for DME is an injectable, non-erodible intravitreal device that is administered in an office procedure as opposed to a surgical procedure. This implant is designed to release a constant amount of drug to the back of the eye for a duration of between 18 months and 3 years.

Medidur™ is the next generation product to RetisertTM which is administered in a surgical procedure and licensed to Bausch & Lomb for the treatment of chronic, non-infectious uveitis, a sight threatening inflammatory eye disease affecting approximately 175,000 people in the US. RetisertTM is the only FDA approved back of the eye treatment for uveitis. Bausch & Lomb told investors and analysts in December 2005 that they believe the future for RetisertTM is bright.

“We believe these new evaluation agreements come at a time when the ophthalmology market is growing strongly and are a reflection of growing interest in pSivida's technologies,” said Mr Gavin Rezos, MD and CEO of pSivida Limited. “We expect to enter into further agreements for pSivida’s drug delivery products in 2006.”

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products in particular in oncology and ophthalmology.

pSivida owns or has the exclusive rights to use the intellectual property pertaining to BrachySil™, Medidur™, Retisert™ and Vitrasert®. The company’s IP portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structrured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida has granted an exclusive licence to its subsidiary, AION Diagnostics Limited to develop and commercialise diagnostic products using BioSilicon™, and has also granted an exclusive licence to its subsidriary, pSiNutria Limited to develop and commercialise food technology applications using BioSilicon™.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.